October 5, 2006

Via Facsimile (202) 772-9368
and Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:     Carmen Moncada-Terry
 Division of Corporation Finance

Re:	Ness Energy International, Inc.
                                Registration Statement on Form SB-2
                                File No. 333-135854

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ness Energy International, Inc. (the “Company”), as Registrant in the above-referenced Registration Statement, as amended, hereby requests acceleration of the effective date of such Registration Statement to 10 a.m., Eastern Standard Time, on Friday, October 6, 2006, or as soon thereafter as is practicable.

In connection with the foregoing request, the Company hereby acknowledges the following:

(a) Should the Commission or the staff, acting pursuant to delegated authority, declare the  filing effective, it does not foreclose the Commission from taking any action with respect  to the filing;

(b) The action of the Commission or the staff, acting pursuant to delegated authority, in  declaring the filing effective, does not relieve the Company from its full responsibility for  the adequacy and accuracy of the disclosure in the filing; and

(c) The Company may not assert staff comments and the declaration of effectiveness as a  defense in any proceeding initiated by the Commission or any person under the federal  securities laws of the United States.

Please contact our counsel, Mr. Kevin Woltjen, by phone at 214-651-2343, or by fax to 214-651-4025, to confirm the effectiveness of the above-referenced Registration Statement.

Very truly yours,

NESS ENERGY INTERNATIONAL, INC.

By: \s\ Rick Hoover
Rick Hoover,
Chief Financial Officer